UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of November, 2018
Commission File Number: 001-32199

Ship Finance International Limited
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(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto is a copy of the press release of Ship Finance International Limited (the "Company"), dated November 20, 2018, announcing preliminary financial results for the quarter ended September 30, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHIP FINANCE INTERNATIONAL LIMITED

Date: November 27, 2018	By:	/s/ Ole B. Hjertaker
	Name:	Ole B. Hjertaker
	Title:	Ship Finance Management AS
(Principal Executive Officer)

Ship Finance International Limited (NYSE: SFL) - Earnings Release

Reports preliminary Q3 2018 results and quarterly cash dividend of $0.35 per share

Hamilton, Bermuda, November 20, 2018. Ship Finance International Limited (“Ship Finance” or the “Company”) today announced its preliminary financial results for the quarter ended September 30, 2018.

Highlights

•	Declaration of third quarter dividend of $0.35 per share, the Company’s 59th consecutive quarterly dividend

•	Operating revenue of $111 million and net income of $30 million or $0.28 per share in the third quarter

•	Acquired three 10,600 TEU container vessels with minimum 6-year time charters to Maersk Line, adding more than $260 million of contracted future charter hire

•	Agreed the sale of the jackup drilling rig Soehanah for $84 million, with estimated book gain of approximately $8 million in the fourth quarter

•	Issued NOK 600 million NIBOR + 4.75% five-year senior unsecured bonds due September 2023

•	Entered into lease financings totaling $400 million for four container vessels acquired in May 2018 at very attractive terms

•	Continued fleet renewal with the divestment of older VLCCs, including sale of two vessels subsequent to quarter end

Selected key data
Three months ended September 30, 2018

	Company (excluding 100% owned associates)	100% owned associates
Long term charter hire(1)	$102 million	$35 million
Short term charter hire(2)	$18 million	$0 million
Total charter hire(1)(2)	$120 million	$35 million
Adjusted EBITDA	$86 million	$35 million

Ole B. Hjertaker, CEO of Ship Finance Management AS, said in a comment: "Ship Finance has invested nearly $900 million so far in 2018, far outweighing the divestment of older assets. And of a fleet totaling 84 vessels and rigs, only one vessel will soon remain from the initial fleet in 2004. This demonstrates our ability to continuously renew, diversify and increase our portfolio of assets and charters, supporting a long term distribution capacity.

The Company’s strong liquidity profile and consistent ability to access attractively priced financing has allowed us to pursue accretive growth opportunities in the maritime and offshore industries. As a result more than $2 billion has been returned to shareholders through dividends since 2004."

(1) Charter hire represents the amounts billable in the period by the Company and its 100% owned associates for chartering its vessels. This is mainly the contracted daily rate multiplied by the number of chargeable days plus any additional income billable including profit share. Long term charter hire relates to contracts undertaken for a period greater than one year and short term charter hire relates to contracts undertaken for a period less than one year including voyage charters.
(2) Adjusted EBITDA is a non-GAAP measure. For more details please see Appendix 1.

Dividends and Results for the Quarter ended September 30, 2018
The Board of Directors has declared a quarterly cash dividend of $0.35 per share. The dividend will be paid on or around December 28, 2018 to shareholders on record as of December 12, 2018 and the ex-dividend date on the New York Stock Exchange will be December 11, 2018.

The Company reported total U.S. GAAP operating revenues on a consolidated basis of $111.0 million in the third quarter of 2018, which excludes $8.9 million of charter hire treated as ‘repayment of investment in finance leases’. In addition, our 100% owned subsidiaries accounted for as ‘investment in associates’ recorded charter hire of $35 million in the quarter.

The Company recorded impairment charges, net of gain on sale of assets, of $6.0 million in the quarter related to the sale of older assets. Reported net operating income pursuant to U.S. GAAP for the quarter was $43.1 million, or $0.40 per share, including the impairment charges, and the reported net income was $29.7 million, or $0.28 per share.

Business Update

As of September 30, 2018, and adjusted for subsequent acquisitions and divestments, the fixed rate charter backlog from the Company’s fleet of 84 vessels and rigs was approximately $3.3 billion, with an average remaining charter term of 4.5 years, or nearly 8 years if weighted by charter revenue. Some of the charters include purchase options which, if exercised, may reduce the fixed rate charter backlog and the average remaining charter term, but will increase capital available for new investments. Additionally, several charters include a profit sharing feature that may increase our operating results.

Liner
Ship Finance has a fleet of 43 container vessels and two car carriers. All our container vessels are employed on long term fixed rate charters.
In August, the Company entered into an agreement to acquire three modern 10,600 TEU container vessels in combination with long term time charters to Maersk Line, the world’s largest container line. Two of the vessels were delivered in the third quarter and the third vessel was delivered in the fourth quarter. The fixed charter period for these vessels is minimum 6 years, and the charterer has options to extend the charters up to 10 years. There is a purchase option with a profit split at the end of the initial period.
Ship Finance’s fixed rate charter backlog increased by approximately $260 million as a result of the transaction, or approximately $430 million if the charter extension options are exercised, and the EBITDA contribution from these vessels is estimated to be approximately $35 million per year.
The Company’s two car carriers, Glovis Conductor and Glovis Composer, are currently employed in the short to medium term market. These vessels are currently debt free.

Tankers
Following the recent sale of five older VLCCs, Ship Finance will have nine crude oil, product and chemical tankers, most of which are employed on long term charters. In the third quarter, the spot market for crude oil tankers was only marginally better than the previous quarter, but the market has improved significantly thus far in the fourth quarter.
The crude oil tankers chartered to Frontline Shipping Limited ("FSL") earned approximately $9,500 on average per day in the market in the third quarter, below the base charter rate of $20,000 per day payable by FSL. Ship Finance has received the full base rate until and including October.

In July, Ship Finance announced that it had agreed to sell three 2002-built VLCCs to ADS Crude Carriers Ltd. ("ADS"), a newly established company in which Ship Finance owns 17%. The net proceeds from the sale of these vessels was approximately $77.6 million, including $10.1 million in the form of interest bearing loan notes received as charter termination compensation from Frontline Ltd. The shares of ADS are listed on the Oslo Merkur Market, and ADS targets a full payout of net cash flow to its shareholders.
Subsequent to quarter end, Ship Finance announced that it had agreed to sell the 2001-built VLCC Front Ariake to an unrelated third party. Delivery has now taken place, and the net sales price was approximately $20.7 million, including approximately $3.4 million in the form of an interest bearing loan note received as charter termination compensation from Frontline Ltd. The book value of the vessel was approximately $27.6 million at quarter end, and an impairment of approximately $6.8 million was recorded in the third quarter.
Ship Finance has also recently agreed to sell the 2002-built VLCC Front Falcon to an unrelated third party. Delivery is expected to take place later this year, and the net sales proceeds will be approximately $30.7 million. Disposing of older vessels is part of Ship Finance's strategy to continuously renew and diversify its fleet, and following this transaction, the Company will only have three VLCCs remaining on charter to FSL.
The average daily time charter equivalent rate for the Company’s two modern Suezmax tankers was approximately $12,500 in the third quarter, compared to $12,200 in the previous quarter. The vessels are trading in the spot market in a pool with two sister vessels owned by Frontline Ltd. Following the recent increase in spot market rates, we expect charter rates in the fourth quarter to be significantly stronger than in the third quarter.

Offshore
Ship Finance owns four drilling rigs and five offshore support vessels. Most of these assets are employed on long term charters.
Three of the four rigs are chartered out on bareboat charters to fully guaranteed affiliates of Seadrill Limited ("Seadrill"), where Seadrill is responsible for operating and maintenance costs. The recorded charter hire in the third quarter was approximately $35 million.
Seadrill has sub-chartered the harsh environment jack-up rig West Linus to ConocoPhillips until the end of 2028. The harsh environment semi-submersible rig West Hercules is employed on consecutive shorter term sub-charters in the North Sea, while the semi-submersible rig West Taurus is currently in layup in Spain.
In July, the Company announced an agreement to sell the 2007-built jack-up drilling rig Soehanah to an unrelated third party. Delivery to the new owner is expected to occur in December, and Ship Finance will continue to receive the bareboat charter rate of approximately $10,000 per day until delivery. The agreed sales price is approximately $84 million, of which $15 million was paid subsequent to quarter end and the balance will be paid on delivery. The book value of the rig was approximately $76 million at quarter end, and a gain is therefore expected to be recorded when the sale is completed. The rig is debt free.
Ship Finance has five offshore support vessels on long term charters to a non-recourse subsidiary of Solstad Offshore ASA. The market for offshore support vessels remains challenging and the vessels are currently not employed on sub-charters. In light of the depressed market, the Company and other financial creditors entered into a restructuring agreement in July where Ship Finance will receive 50% of the agreed charter hire for the vessels Sea Cheetah and Sea Jaguar until the end of 2019. All other payments under the respective charters will be deferred until the end of 2019.
The offshore support vessels only represent approximately 2%, of the Company’s total estimated charter backlog as of September 30, 2018, and Ship Finance has provided a limited corporate guarantee of $30 million under the related bank financing of the five vessels.

Dry Bulk
The Company owns 22 dry bulk carriers, 15 of which are employed on long term charters and seven of which are trading in the spot market.

The Company has the potential to generate additional revenues through a profit share agreement for eight Capesize vessels on long term charters to Golden Ocean Group Limited. The chartering market for dry bulk carriers improved in the third quarter compared to the prior quarter, and consequently a profit share of approximately $0.2 million was recorded in the third quarter. The market strengthened during the first half of the fourth quarter, but has softened lately and it is uncertain if a profit share will accumulate this quarter.
The Company has seven Handysize vessels between 32,000 and 34,000 dwt employed in the spot market. These vessels earned average time charter equivalent rates of approximately $8,000 per trading day in the third quarter, compared to $8,700 in the previous quarter. One 57,000 dwt Supramax bulker will be redelivered from a long term charter in December 2018, and will also be employed in the spot market for the time being.

Financing and Capital Expenditure
As of September 30, 2018, Ship Finance had approximately $144 million of cash and cash equivalents. In addition, the Company had approximately $9 million in cash held by 100% owned non-consolidated subsidiaries. Ship Finance also had marketable securities of approximately $127 million, based on market prices at the end of the quarter. This includes 11 million shares in Frontline Ltd. and financial investments in senior secured bonds and other securities. At the end of the third quarter, Ship Finance had eight debt free vessels and rigs with a combined charter free value of $194 million, based on average broker appraisals.
Ship Finance has entered into four lease financing agreements totaling $400 million with an Asian based institution to finance the four 14,000 TEU container vessels on long term time charters to Evergreen Marine Corporation (Taiwan) Ltd. ("Evergreen") until 2024.
Each lease financing has a term of nearly nine years, with an option to purchase the vessel back after six years, around the expiry of the firm period of the charters to Evergreen. A portion of the proceeds from the lease financings were used to repay the $320 million unsecured loan facility arranged at the vessels’ delivery in May. The interest rates of the lease financings are very attractive, and the transactions freed up $80 million of cash, which is expected to be deployed in new investments. The first lease was completed in September, and the three remaining in October and November.
Ship Finance has partially financed the three recently acquired 10,600 TEU container vessels with a $200 million intermediary bank financing. The Company expects to arrange long term financing for these vessels in due course.
In August, the Company issued NOK 600 million five year senior unsecured bonds due September 2023, equivalent to approximately $73.7 million. The bonds bear an interest of NIBOR plus a 4.75% p.a. margin, and have been swapped to USD. The proceeds from the bond issue were used to refinance a portion of the existing NOK 900 million senior unsecured bonds and for general corporate purposes.
In November, Golden Close Maritime Corp. Ltd, in which Ship Finance has had a financial investment, sold its only asset, the drillship Deepsea Metro I. Net proceeds to us is estimated to approximately $47 million, while our book value was approximately $37million at the end of the third quarter. A gain is therefore expected to be recorded in the fourth quarter.

Corporate and Other Matters
Effective January 1, 2019, Mr. Aksel C. Olesen will succeed Mr. Harald Gurvin, as Chief Financial Officer of Ship Finance Management AS. Mr. Olesen has served in a range of senior roles in the shipping industry and capital markets, and will join Ship Finance from Pareto Securities, where he is currently Head of Shipping and Offshore Project Finance. Mr. Gurvin is leaving the Company to take on the position as Chief Financial Officer of Flex LNG Management.

Strategy and Outlook
Ship Finance has continued to proactively grow its charter backlog through vessel acquisitions and related long term charters to an increasingly diversified group of counterparts. Over the years we have also sold older, less economical assets, which has improved the overall profile of our fleet.

The Company has been able to finance growth opportunities through existing liquidity and by continuously accessing attractively priced capital through various sources. Following a series of transactions recently, we now have a very strong cash position and expect to continue building our business platform through new asset acquisitions and investments in order to further enhance the visibility of our cash flows and support our dividend capacity.

Accounting Items
Under accounting principles generally accepted in the United States of America ("U.S. GAAP"), subsidiaries owning the drilling units West Hercules, West Taurus and West Linus have been accounted for as ‘investment in associates’ using the ‘equity method’.
All these equity accounted subsidiaries are wholly owned by Ship Finance, but due to the conservative structure of the leases, Ship Finance is not the ‘primary beneficiary’ of the subsidiaries according to U.S. GAAP and therefore does not consolidate those entities. As a result of the accounting treatment, operating revenues, operating expenses and net interest expenses in these subsidiaries are not shown in Ship Finance’s consolidated income statement. Instead, the net contribution from these subsidiaries is recognized as a combination of ‘Interest income from associates’ and ‘Results in associates’.
In Ship Finance’s consolidated balance sheet, the total investment of the Company is a combination of ‘Investment in associates’ and ‘Amount due from related parties - Long term’. The reason for this treatment is that a part of the investment in these subsidiaries is in the form of intercompany loans. For a further detailed explanation of these features, please consult our ‘Accounting Items’ presentation available as a webcast at our website at www.shipfinance.bm.

Non-GAAP Financial Measures
In this press release we present additional information and measure in a way we believe will be most meaningful and useful to investors, analysts and others who use our financial information to evaluate our current and expected future cash flows. Some of the measurements we use are considered non-GAAP financial measures under SEC rules and regulations. In this release, we present Adjusted EBITDA which is a non-GAAP financial measure as defined in SEC Regulation G. We believe that this non-GAAP financial measure, which may be defined and calculated differently by other companies, better explains and enhances the understanding of our business. However, this measure should not be viewed as a substitute for measures determined in accordance with U.S. GAAP.
Adjusted EBITDA is a cash measure for the Company representing the net cash received from operating activities before net interest and capital payments. It is the equivalent of charter hires billable less cash operating expenses. See Appendix 1.

Forward Looking Statements
This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Ship Finance management's examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although Ship Finance believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Ship Finance cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the markets in which we operate, changes in demand resulting from changes in OPEC's petroleum production levels and worldwide oil consumption and storage, developments regarding the technologies relating to oil exploration, changes in market demand in countries which import commodities and finished goods and changes in the amount and location of the production of those commodities and finished goods, increased inspection procedures and more restrictive import and export controls, changes in our operating expenses, including bunker prices, dry docking and insurance costs, performance of our charterers and other counterparties with whom we deal, timely delivery of vessels under construction within the contracted price, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

November 20, 2018

The Board of Directors
Ship Finance International Limited
Hamilton, Bermuda

Questions can be directed to Ship Finance Management AS:

Harald Gurvin, Chief Financial Officer: +47 2311 4009
André Reppen, Senior Vice President: +47 2311 4055

For more information about Ship Finance, please visit our website: www.shipfinance.bm

SHIP FINANCE INTERNATIONAL LIMITED
THIRD QUARTER 2018 REPORT (UNAUDITED)

INCOME STATEMENT	Three months ended		Full year
(in thousands of $	Sep 30,	Jun 30,	2017
except per share data)	2018	2018	(audited)
Charter revenues - operating lease	95,052	79,450	301,789
Charter revenues - finance lease (net of charter hire treated as Repayment of investment in finance leases)(1)	15,701	17,345	73,275
Profit share income	244	—	5,814
Total operating revenues	110,997	96,795	380,878

Gain (loss) on sale of assets and termination of charters	826	(195)	1,124

Vessel operating expenses	(33,083)	(30,861)	(131,794)
Administrative expenses	(1,961)	(2,628)	(7,432)
Depreciation	(26,914)	(24,110)	(88,150)
Vessel impairment charge	(6,811)	(21,779)	—

Total operating expenses	(68,769)	(79,378)	(227,376)

Operating income	43,054	17,222	154,626

Results in associates(2)	3,453	3,856	23,766
Interest income from associates(2)	3,532	3,532	15,265
Interest income, other	523	792	4,065
Interest expense	(27,840)	(23,957)	(81,401)
Amortization of deferred charges	(2,317)	(2,316)	(9,013)
Income (expense) related to non-designated derivatives	8,179	681	3,084
Mark to market of equity securities	370	16,300	—
Other financial items	777	(344)	(9,183)
Taxes	—	—	—
Net income	29,731	15,766	101,209

Basic earnings per share ($)	0.28	0.15	1.06

Weighted average number of shares(3)	107,607,222	104,953,386	95,596,644
Common shares outstanding(3)	107,607,222	107,607,222	102,930,873

(1) ‘Charter revenues - finance lease’ are reported net of charter hire classified as ‘Repayment of investment in finance leases’ under US GAAP, which for the three months ended September 30, 2018 was $8.873 million (three months ended June 30, 2018; $9.534 million, full year 2017; $32.846 million).
(2) Three of our subsidiaries were accounted for as ‘Investment in associates’ during the quarter. The contribution from these subsidiaries is reflected in our consolidated Income Statement as a combination of ‘Results in associates’ and ‘Interest income from associates’.
(3) The weighted average number of shares and the number of common shares outstanding excludes up to 15 million shares issued by Ship Finance as part of share lending arrangements in connection with the Company's offering of the 2021 and 2023 Notes. The shares are owned by Ship Finance and will be returned on or before maturity of the Notes in 2021 and 2023, thus they are excluded in the calculation of earnings per share.

SHIP FINANCE INTERNATIONAL LIMITED
THIRD QUARTER 2018 REPORT (UNAUDITED)

BALANCE SHEET	Sep 30,	June 30,	Dec 31, 2017
(in thousands of $)	2018	2018	(audited)
ASSETS
Short term
Cash and cash equivalents	143,989	144,787	153,052
Investment in marketable securities	127,130	113,627	93,802
Amount due from related parties	9,368	6,851	9,625
Other current assets	136,631	141,470	61,216

Long term
Vessels and equipment, net	2,145,654	2,072,290	1,762,596
Vessels and equipment under capital lease, net	109,713	—	—
Investment in finance leases	535,665	621,011	585,975
Investment in associates(1)	21,699	18,491	10,678
Amount due from related parties - Long term(1)	312,060	298,156	314,000
Other long term assets	48,276	47,365	21,138

Total assets	3,590,185	3,464,048	3,012,082

LIABILITIES AND STOCKHOLDERS’ EQUITY
Short term
Short term and current portion of long term interest bearing debt	603,953	734,438	313,823
Amount due to related parties	1,851	4,608	857
Other current liabilities	79,737	70,037	29,065

Long term
Long term interest bearing debt, net of deferred charges	1,350,611	1,181,692	1,190,184
Other long term liabilities	322,324	231,449	283,156

Stockholders’ equity	1,231,709	1,241,824	1,194,997
Total liabilities and stockholders’ equity	3,590,185	3,464,048	3,012,082

(1) Three of our subsidiaries were accounted for as ‘Investment in associates’ at quarter end. Our investment is a combination of equity classified as ‘Investment in associates’ and intercompany loans included within ‘Amount due from related parties, long term’.

SHIP FINANCE INTERNATIONAL LIMITED
THIRD QUARTER 2018 REPORT (UNAUDITED)

STATEMENT OF CASHFLOWS	Three months ended		Full year
(in thousands of $)	Sep 30,	Jun 30,	2017
	2018	2018	(audited)

OPERATING ACTIVITIES
Net income	29,731	15,766	101,209
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	29,927	26,664	95,914
Vessel impairment charge	6,811	21,779	—
Adjustment of derivatives to fair value recognised in net income	(8,356)	(859)	(8,208)
Mark to market of equity securities	(370)	(16,300)	—
Results in associates	(3,453)	(3,856)	(23,766)
Loss (gain) on sale of assets and termination of charters	(826)	195	(1,124)
Other, net	756	121	10,262
Change in operating assets and liabilities	(2,509)	622	3,509
Net cash provided by operating activities	51,711	44,132	177,796

INVESTING ACTIVITIES
Repayment of investment in finance leases	8,873	9,534	31,929
Purchase of vessels	(210,000)	(511,016)	—
Net investment in newbuildings and vessel deposits	—	—	(81,664)
Proceeds from sale of vessel/newbuildings and termination of charters	67,524	12,641	74,791
Cash received from (paid to) associates(1)	(5,112)	(3,356)	27,322
Other assets / investments	(9,578)	—	(4,016)
Net cash provided by/ (used in) investing activities	(148,293)	(492,197)	48,362

FINANCING ACTIVITIES
Proceeds from capital leases	100,000	—	—
Repayments of lease obligation liability	(1,846)	(1,858)	(5,296)
Proceeds from long and short term debt	206,317	534,000	302,104
Repayment of long and short term debt	(158,635)	(36,029)	(179,354)
Expenses paid in connection with securing finance	(2,146)	(5,589)	(2,554)
Resale (repurchase) of Company bonds	(10,225)	—	(68,383)
Principal settlements of cross currency swaps, net	—	—	(29,186)
Cash received from share issue	—	—	88
Cash dividends paid	(37,681)	(37,663)	(152,907)
Net cash provided by/ (used in) financing activities	95,784	452,861	(135,488)

Net increase/ (decrease) in cash and cash equivalents	(798)	4,796	90,670
Cash and cash equivalents at beginning of period	144,787	139,991	62,382
Cash and cash equivalents at end of period	143,989	144,787	153,052

(1) Three of our subsidiaries were accounted for as ‘Investment in associates’ during the quarter. The ‘Cash received from (paid to) associates’ is only a part of the contribution from these subsidiaries. The net balance is recorded under ‘Interest income from associates’ and reflected in the Company’s Income Statement.

100% OWNED SUBSIDIARIES ACCOUNTED FOR AS INVESTMENT IN ASSOCIATES
THIRD QUARTER 2018 (UNAUDITED)

Please note that full preliminary accounts for SFL Deepwater Ltd (West Taurus), SFL Hercules Ltd (West Hercules) and SFL Linus Ltd (West Linus) are available from the Company's website: www.shipfinance.bm

Condensed income statement data for the three months ended September 30, 2018

	SFL Deepwater	SFL Hercules	SFL Linus	Total
(in thousands of $)	Ltd	Ltd	Ltd
Charter revenues - finance lease (net of charter hire treated as Repayment of investment in finance leases)(1)	4,964	4,816	6,463	16,243
Interest expense, related party(2)	(1,271)	(900)	(1,361)	(3,532)
Interest expense, other	(2,508)	(2,933)	(3,301)	(8,742)
Other items	(254)	(227)	(35)	(516)
Net income(3)	931	756	1,766	3,453

(1) ‘Charter revenues - finance lease’ are reported net of charter hire classified as ‘Repayment of investment in finance leases’ under US GAAP, which for the three months ended September 30, 2018 was $18.532 million (SFL Deepwater Ltd; $4.361, SFL Hercules Ltd; $5.375; SFL Linus Ltd.; $8.796).
(2) ‘Interest expense, related party’ from these subsidiaries appears in the Company’s consolidated income statement as ‘Interest income from associates’.
(3) ‘Net income’ from these subsidiaries appears in the Company’s consolidated income statement as ‘Results in associates’.

Condensed balance sheet data as of September 30, 2018

	SFL Deepwater	SFL Hercules	SFL Linus	Total
(in thousands of $)	Ltd	Ltd	Ltd
Cash and cash equivalents	4,470	3,565	675	8,710
Investment in finance leases	321,914	310,258	405,569	1,037,741
Other assets	1,679	1,556	426	3,661
Total assets	328,063	315,379	406,670	1,050,112

Short term and current portion of long term interest bearing debt	16,919	24,663	37,032	78,614
Other current liabilities	5,930	5,531	6,138	17,599

Long term interest bearing debt	191,778	205,506	236,093	633,377
Long term loans from shareholders, net	107,906	74,360	116,557	298,823

Stockholder's equity(1)	5,530	5,319	10,850	21,699

Total liabilities and stockholder's equity	328,063	315,379	406,670	1,050,112

(1) ‘Stockholder’s equity’ from these subsidiaries appears in the Company’s consolidated balance sheet as ‘Investment in associates’.

APPENDIX 1: RECONCILIATION OF ADJUSTED EBITDA
THIRD QUARTER 2018 (UNAUDITED)

Adjusted EBITDA	Three months ended
(in thousands of $)	Sep 30, 2018
	Company	100% owned associates
Net cash provided by operating activities	51,711	(1,861)
Non cash movements in other assets and liabilities	1,102	5,830
Repayment of investment in finance leases	8,873	18,532
Interest expense	27,840	8,742
Interest income, other	(428)	—
Interest related to Non- Designated Derivatives	177	—
Interest (income) expense from associates	(3,532)	3,532

Adjusted EBITDA (1)	85,743	34,775

(1)
'Adjusted EBITDA’ is a non-GAAP measure. It represents cash receipts from operating activities before net interest and capital payments. It is the equivalent of charter hire receipts less cash operating expenses.